November 27, 2006

Mr. Larry Spirgel
Assistant Director
Securities & Exchange Commission
Washington, D.C. 20549

Dear Mr. Spirgel:

We received your November 9, 2006 correspondence, and we are finalizing American Reprographics Company’s (ARC’s) response to your comments regarding ARC’s Form 10-K for the fiscal year ended December 31, 2005. Given the holidays last week, and our continuing communications with ARC’s auditors, we will provide our response as soon as possible, but no later than December 11, 2006.

Sincerely,

/s/ MARK W. LEGG
Chief Financial Officer
American Reprographics Company
700 N. Central Avenue, Suite 550
Glendale, CA 91203
Phone: 818.500.0225